KENNETH L. CUTLER

(612) 340-2740

FAX (612) 340-2868

cutler.ken@dorsey.com

November 9, 2007

VIA FACSIMILE AND EDGAR

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Ms. Peggy Fisher

Re:	EnteroMedics Inc.
Registration Statement on Form S-1
Filed May 25, 2007
File No. 333-143265

Dear Ms. Fisher:

On behalf of EnteroMedics Inc. (“EMI”, or the “Company”), submitted herewith for filing is Amendment No. 6 to the registration statement referenced above (“Amendment 6”). Amendment 6 reflects the effectiveness of the 1-for-9.1 reverse split of the Company’s common stock and preferred stock, which took place on November 8, 2007. Amendment 6 also contains EMI’s response to comments contained in a letter dated November 9, 2007 (the “Comment Letter”) from Peggy A. Fisher, Assistant Director of the Securities and Exchange Commission (the “Commission”). For your convenience, we are sending a copy of this letter and Amendment 6 in the traditional non-EDGAR format, including a version of Amendment 6 that is marked to show changes to Amendment No. 5 to the registration statement referenced above.

Set forth below are the responses to the Comment Letter provided to us by EMI. For ease of reference, each comment contained in the Comment Letter appears directly above EMI’s corresponding response.

Management Discussion and Analysis, page 35

Adoption of SFAS No. 123R, page 36

1.	We note that you have revised the disclosure on page 37 related to the valuation received from Gemini Valuation Services. Please provide an updated consent of Gemini in your next amendment.

Response: The Company has included an updated consent from Gemini Valuation Services as Exhibit 23.3 to Amendment 6.

Securities and Exchange Commission

November 9, 2007

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please have your auditors revise their opinion to include a signed unrestricted audit opinion and a currently dated consent prior to effectiveness.

Response: Amendment 6 includes a signed unrestricted audit opinion and currently dated consent. Please see page F-2 and Exhibit 23.1 to Amendment 6.

* * * *

As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (612) 340-2740 if we can expedite your review in any way, or fax me at (612) 340-2868.

Very truly yours,

/s/ Kenneth L. Cutler

Kenneth L. Cutler

cc:	Mark B. Knudson, Ph.D.
Ted S. Hollifield
B. Shayne Kennedy
Ronald Hafner